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                          March 24, 2023

       Jason Okazaki
       Chief Executive Officer
       Assembly Biosciences, Inc.
       331 Oyster Point Blvd., Fourth Floor
       South San Francisco, CA 94080

                                                        Re: Assembly
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2023
                                                            File No. 333-270760

       Dear Jason Okazaki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              P. Michelle Gasaway